SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Schedule TO

               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                                 AMENDMENT NO. 2

                            (Name of Subject Company)

                  Capital Realty Investors III Ltd Partnership

                         A Maryland limited partnership

                              at $100 Net Per Unit

                                       by

               Equity Resource Lexington Fund Limited Partnership,
                       a Massachusetts limited partnership

                          Equity Resources Group, Inc.
                               Eggert Dagbjartsson

                            Limited Partnership Units

                  Eggert Dagbjartsson, Executive Vice President
                          Equity Resources Group, Inc.
                                44 Brattle Street
                               Cambridge, MA 02138
                                 (617) 876-4800

                            Calculation of Filing Fee

================================================================================

     Transaction Valuation*                             Amount of Filing Fee
            $600,000                                           $120.00
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*    For purposes of calculating the filing fee only. This calculation assumes the purchase of 6,000 Units at a purchase price of $120 per Unit in the Partnership.

[X]  Check box if any part of the fee is offset as provided by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
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     Amount Previously Paid:    $120              Filing        Equity Resource
                                                  Party:        Lexington Fund

     Form of Registration No.:  Schedule TO/T     Date Filed:   May 17, 2002
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

                                 AMENDMENT NO. 2

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on May 17, 2002 (the "Schedule TO") by Equity Resources Lexington Fund Limited Partnership, a Massachusetts limited partnership, Equity Resources Group, Inc., a Massachusetts corporation, and Eggert Dagbjartsson, an individual (together, the "Purchaser") to purchase 6,000 units (the "Units") of limited partnership interests in Capital Realty Investors III Ltd Partnership, a Maryland limited partnership (the "Partnership"), at $100 for each Unit, net to the seller in cash, without interest, less the $100 transfer fee charged by the general partner of the Partnership (per transaction, not per unit) and less the amount of any distributions declared or paid from any source by the Partnership with respect to the Units after May 17, 2002 (without regard to the record date), upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Agreement of Sale, copies of which are attached hereto as Exhibits (a)(l) and (a)(3) (which are herein collectively referred to as the "Offer"). The information contained in the Offer to Purchase is incorporated herein by reference. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

ITEM 4

     Item 4 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended as follows:

                  Item 4--Terms of the Transaction

         The Offer

         The Offer-Risk Factors is amended to include the following:

         "The Purchaser has not engaged a depository to hold tendered units until payment.
         A depository is an independent agent who holds tendered units until payment. The Purchaser has not engaged a depository for the Offer and the transfer of units will not be dependent on a depository's determination that payment has been made. The primary risk associated with the Purchaser's decision to not engage a depository is that the Purchaser will have access to tendered units before all terms of the Offer (including payment for the Units) are complete."

                                    SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:
May 30, 2002                Equity Resource Lexington Fund Limited Partnership,
                                 a Massachusetts limited partnership

                                 By: /s/  Eggert Dagbjartsson
                                     -------------------------------------------
                                           Eggert Dagbjartsson
                                           General Partner

                                 Equity Resources Group, Inc.
                                 a Massachusetts Corporation

                                 By: /s/  Eggert Dagbjartsson
                                     ------------------------------------------
                                           Eggert Dagbjartsson
                                           Executive Vice President

                                 Eggert Dagbjartsson

                                 By: /s/  Eggert Dagbjartsson
                                     -------------------------------------------
                                           Eggert Dagbjartsson

                                  EXHIBIT INDEX

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Exhibit No.                           Description
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(a)(1) -            Offer to Purchase, dated May 17, 2002*
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(a)(2) -            Transmittal letter, dated May 17, 2002*
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(a)(3) -            Agreement of Sale and Assignment*
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(a)(4)              Summary Advertisement*
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(b) -               Not applicable.
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(c) -               Not applicable.
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(d) -               Not applicable.
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(e) -               Not applicable.
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(f) -               Not applicable.
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(g)                 Not applicable
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(h)                 Not applicable.
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* Previously filed